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October 28, 2024

VIA EDGAR

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mary Beth Breslin

Re:	Newbury Street II Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed on October 24, 2024

File No. 333-281456

Dear Ms. Breslin:

We are counsel to Newbury Street II Acquisition Corp., a Cayman Islands exempted company (the “Company”). On behalf of the Company, this letter sets forth the response of the Company to the comment letter dated October 28, 2024 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning Amendment No. 3 to the Company’s registration statement on Form S-1 filed via EDGAR to the Commission on October 24, 2024 (the “Registration Statement”).

The Staff’s comment is repeated below and is followed by the Company’s response.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1. We note your disclosure on the cover page that you do not expect any purchase of units by the non-managing sponsor members to negatively impact your ability to meet Nasdaq listing eligibility requirements. Given that the expressions of interest from the non-managing sponsor investors in purchasing up to an aggregate of approximately 14.1 million, or approximately 94%, of the public units in this offering, please explain why you do not expect the purchase of units by the non-managing sponsor investors to negatively impact your ability to meet the Nasdaq listing eligibility requirements.

Response: The Company acknowledges the Staff’s comment. In response to the comment, we have been advised by BTIG, underwriter for the offering, that notwithstanding the expression of interest from 12 institutional investors, it does not expect to allocate a number of shares to each of the 12 institutional investors in an amount equal to their full expressions of interest. There has been broad demand for the issue and BTIG expects to allocate shares among institutional investors (in addition to the 12 from which it had received expressions of interest) and retail investors. BTIG has represented to Nasdaq that it will have the requisite number of holders necessary to satisfy Nasdaq’s initial listing criteria. As the registration statement states, expressions of interest are not binding agreements or commitments to purchase and BTIG has full discretion to allocate units in the offering and may determine to sell fewer public units to these institutional investors, or none at all.

In addition, we note that none of the institutions that have expressed an interest are expected to be affiliates of the issuer after the offering, insofar as none are expected to be an officer, director or 10% holder.

In view of the foregoing, we do not believe that a further amendment to the Registration Statement is necessary.

If you have questions or further comments, please contact me by telephone at (516) 491-6471 or via e-mail at morenstein@egsllp.com

Sincerely,

/s/ Mark Orenstein

Enclosures

cc:	Ameen Hamady

Shannon Menjivar

Pearlyne Paulemon

Pam Long

Thomas Bushey

Wei Wang

Christian Nagler, P.C. -- Kirkland & Ellis LLP